EXHIBIT 99.1

For Immediate Release: NR 11-09

EXETER REPORTS PROGRESS ON DEVELOPMENT STUDIES AT THE CASPICHE GOLD-COPPER PROJECT, CHILE

Vancouver, B.C., July 26, 2011 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to provide a progress update on the pre-feasibility study (PFS) for its Caspiche gold-copper project in the Maricunga district, Chile.

In November, 2010 Exeter announced the appointment of Jacobs Engineering (formerly Aker Solutions) of Santiago, Chile to carry out a PFS for its Caspiche gold-copper project. The study is currently scheduled for delivery in late Q4-2011.

The study considers a number of mining and mineral processing options and treatment throughputs designed to maximize the project’s profitability.

Mining alternatives include both a large open pit (Super Pit) mining operation considering a production rate on sulphide ore of 150,000 tonnes/day (approximately 54Mtpa) and a hybrid mining scenario at a production rate of 95,000 tonnes/day. The latter envisages a moderate size open pit in the first phase of the mine life, to generate early cash flow, before transitioning to an underground block cave operation to extract the higher grade ore located at depth within the deposit.

In both cases the production of heap leachable oxide ore at surface would be fast tracked to provide near term cash flow during construction of the larger project and will continue in parallel with sulphide production until this shallower material is exhausted.

In parallel to the advancement of these scenarios, a number of new initiatives have been implemented with potential to positively impact project economics. These initiatives, which include inpit crushing and conveying (IPCC) and converting some of the lower grade mineralization from “waste” into “ore” by enhancing recoveries through ongoing detailed metallurgical testwork, are not expected to significantly affect the report delivery date.

For detailed information on PFS progress for mining and processing studies please view PDF

Jerry Perkins, Exeter’s VP Development and Operations stated “internal scoping level studies on IPCC of waste demonstrated that this would significantly reduce the mine operating costs and provide a useful buffer against potential rises in fuel prices. In addition, downhill waste conveying is expected to generate sufficient power to cover the crushing and conveying requirements. Following earlier work on the conventional trucking option, it was decided that IPCC studies would be advanced as an integral component of our PFS.

“Inpit crushing is commonly used in iron ore, bauxite and coal mining, but more recently it is being implemented for metal mining. Sandvik Mining and Construction, which has been contracted for the IPCC component of our PFS, has been responsible for the implementation and successful operation of IPCC for the Mae Moh coal mine in Thailand since 2002, and the Boliden Atik copper mine in Sweden. We are fortunate that technology has advanced beyond conventional trucking of material to allow IPCC, as the large pit at Caspiche is potentially 1 kilometre deep and 2 kilometres across, requiring considerable trucking time to dump waste rock from lower pit levels.

“Our corporate goal continues to be to enhance project value through ongoing assessment and evaluation of the PFS as they progress in order to maximize shareholder value.”

Jerry Perkins, Exeter’s VP Development and Operations and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter
Exeter Resource Corporation, with a treasury of $78m, is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has initiated pre-feasibility studies with the aim of demonstrating the commercial viability of this world class discovery.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO
For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the fiscal period ended March 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in placetonnage and grade without reference to unit measures.

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